November 18, 2008

Ms. Melissa Feider

Staff Accountant

US Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F. Street, N.E.

Washington, D.C.  20549-4561

RE:  Probe Manufacturing, Inc. Form 8-K filed November 10, 2008 (File No. 333-125678).

Dear Ms. Feider;

Thank you for your letter dated November 13, 2008.  We have reviewed your letter and we are taking the following actions as described below:

•

We have incorporated your final comments into the Company’s amended Form 8-K report that we intend to file.

•

We have responded to the questions presented by the staff in a writing presented below.

Please feel free to contact me if you have any additional questions that we can answer for you.

Sincerely,

/s/ Barrett Evans

Barrett Evans

Interim Chief Executive Officer

Cc:

Mr. Jeffrey Conrad, Esq.

RESPONSES TO QUESTIONS

Form 8-K filed on November 10, 2008

1.

Revise to disclose that there were no disagreements with your former auditor for the period from the Company’s two most recent fiscal years and through the subsequent interim period (i.e. November 10, 2008) pursuant to Item 304(a)(1)(iv) of Regulation S-K.

Response

There were no disagreements with Jaspers and Hall, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the fiscal years ended 2006 and 2007 and the subsequent interim period through November 10, 2008.

We have amended our 8-K to include the above stated language.

2.

In addition, Item 304(a)(1)(iv) of Regulation S-K requires a statement regarding whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinions, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Response

For the annual reports on Form 10-K fiscal years ended 2006 and 2007 and quarterly reports on Form 10-Q from 2006 up through November 10, 2008 our auditor’s had issued opinions in each of the reports covered during the periods described above regarding the Company’s ability to continue as a going concern.

We have amended our 8-K to include the above stated language.

3.

Revise to disclose whether the Company consulted with its new accountant regarding the matter set forth in Item 304 (a)(2) of Regulation S-K for the two most recent fiscal years through the subsequent interim period (i.e. November 10, 2008).

Response

The Company did not consult its new auditor W. T. Uniack & Co. CPA’s P.C concerning the registrant's two most recent fiscal years ended 2006 and 2007, and the subsequent interim periods prior to engaging that accountant regarding whether the application of accounting principles to a specified transaction, either completed or proposed; nor the type of audit opinion that might be rendered on the registrant's financial statements, and no written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to any accounting, auditing or financial reporting issue.

We have amended our 8-K to include the above stated language.

4.

Furthermore, please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K pursuant to Item 304(a)(3) of Regulation S-K.

Response

We have provided a letter from our former accountant.  It is included in Exhibit 16.1.

The company hereby acknowledges and affirms that:

o

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

o

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.